Exhibit 16.1
[KPMG Letterhead]
January 22, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     We were previously principal accountants for Aksys, Ltd. (the “Company”) and, under the date of April 13, 2006, we reported on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2005 and 2004. On January 16, 2007, we resigned as the Company’s principal accountants. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated January 22, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the audit committee did not recommend or approve the resignation of KPMG.
/s/ KPMG LLP